ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

October 27, 2015	Nathan D. Briggs T +1 202 626 3909 F +1 202 383 9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Miller:

This letter is being filed to respond to the comments received from you on September 16, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 41 to its registration statement. PEA No. 41 was filed pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), and became effective immediately upon filing. The Trust will incorporate any changes made in response to the comments set forth below into its registration statement with the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate at the time of filing such amendment. In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

A summary of the Staff’s comments, and the Trust’s responses thereto, are set forth below.

Private Placement Memorandum (“PPM”)

1.	Comment: On page five of the PPM, the disclosure states that the Fund may “permit purchases of shares by (i) qualified employees, officers and Trustees of the Fund and their qualified family members; (ii) qualified employees and officers of DoubleLine or DoubleLine Group LP and their qualified family members; (iii) qualified affiliates of DoubleLine or DoubleLine Group LP; and (iv) other qualified accounts.” Please supplement the disclosure to clarify what is meant by “qualified” in this sentence.

Response: The Fund respectfully refers the Staff to the following disclosure appearing in “How to Buy Shares” on page 27 of the PPM:

Shares of the Fund may currently be purchased in transactions by the Adviser or its affiliates acting in their capacity as investment adviser (or in a similar capacity) for clients, including separately managed private accounts, investment companies registered under the 1940 Act, and other funds, each of which must be an “accredited investor” as defined in Regulation D under the Securities Act.

The disclosure referenced above in this Comment was included to reserve flexibility for the Fund to permit other types of investors in the future, if appropriate. As of the date of this response, no other investors have been permitted to purchase shares of the Fund. If the Fund expands the universe of investors who may purchase shares of the Fund to the categories of investors referenced in this Comment, the Fund expects to supplement the PPM with additional information regarding the qualifications of eligible purchasers.

2.	Comment: On page five of the PPM, the disclosure states that the Fund “expects to offer its shares to a broader group of investors in the future, and the Fund may in its discretion make its shares available for purchase by any other investors from time to time without notice to shareholders of the Fund.” Consider clarifying in the disclosure whether this sentence means that the Fund intends in the future to register its shares under the Securities Act of 1933, as amended.

Response:  The Fund expects to make the following, or substantially similar, edits to the above-referenced disclosure:

The Fund expects to offer its shares to a broader group of investors in the future, including, potentially, through a public offering of its shares following registration under the Securities Act, and the Fund may in its discretion make its shares available for purchase by any other investors from time to time without notice to shareholders of the Fund.

3.	Comment: The Fund has a policy to invest “principally in a portfolio of residential and commercial mortgage-backed securities and other asset-backed securities” (emphasis added). However, because that the Fund’s name includes the term “Credit,” the Staff would expect that the Fund would adopt an 80% policy consistent with the requirements of Rule 35d-l(a)(2) under the 1940 Act. Accordingly, if the term “Credit” describes the various types of debt securities in which the Fund intends to invest, please adopt such a policy.

Response:  The term “Selective Credit” used in the Fund’s name is meant to suggest an investment strategy rather than a type of investment. The Fund respectfully refers the Staff to the following disclosure which describes how the Fund’s investment adviser may select issuers as part of its principal investment strategies:

DoubleLine will select investments over time to implement its long-term strategic investment view. It may buy and sell securities opportunistically in response to short-term market, economic, political, or other developments or otherwise as opportunities may present themselves. In selecting individual securities for investment by the Fund, DoubleLine uses a bottom-up security selection process, reflecting in-depth research and analysis. DoubleLine will manage the Fund under an integrated risk management framework overseen by the Fund’s portfolio management team and DoubleLine’s risk management committee.

The Fund believes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act, which stated that “the rule [35d-1] does not apply to fund names that incorporate terms . . . that connote types of investment strategies as opposed to types of investments.”1

In addition, the Fund respectfully submits that the use of the term “credit” in similar contexts and without the adoption of a related 80% policy pursuant to Rule 35d-1 is consistent with a number of other registrants. See, e.g., Driehaus Select Credit Fund; Nuveen Symphony Credit Opportunities Fund; The Arbitrage Credit Opportunities Fund; and Legg Mason BW Alternative Credit Opportunities Fund.

4.	Comment: Disclosure on page seven of the PPM states that the “Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued (commonly known as “non-agency”) securities” (the “25% Policy”). However, the Fund has a fundamental investment policy to “not purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry (for purposes of this restriction . . .” and further states that “the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular

1 Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001). See also the Staff’s “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)” (available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm#P103_15038), in which the Staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”

industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities” (the “Fundamental Concentration Policy”). Please explain why the 25% Policy and the Fundamental Concentration Policy are not inconsistent, or revise the disclosure as appropriate to make them consistent. In addition, please state whether the 25% Policy permits the Fund to invest in agency mortgage-backed securities as well as privately issued mortgage-backed securities.

Response: The Fund believes that the 25% Policy and the Fundamental Concentration Policy are consistent with each other. The Fund is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure relating to the Fundamental Concentration Policy is consistent with the position taken and disclosed by a large number of other registered investment companies. Although the Fund does not take the view that mortgage- or other asset-backed securities are part of an industry for purposes of the Fund’s industry concentration policy, the Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including non-agency mortgage-backed securities, and therefore discloses the 25% Policy as a principal investment strategy in accordance with Form N-1A.

The Fund confirms that investments in agency mortgage-backed securities and privately issued mortgage backed securities each count towards satisfaction of the 25% Policy.

5.	Comment: Disclosure on page seven and elsewhere in the Fund’s PPM states that the Fund may invest in collateralized debt obligations (“CDOs”), including collateralized loan obligations (“CLOs”) and collateralized bond obligations, among others. Please explain supplementally whether CDOs are typically structured as investment companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act or otherwise structured as private funds. Please also confirm whether the Fund treats CDOs and/or private funds as per se illiquid and therefore subject to the Fund’s 15% limitation on illiquid investments.

Response: CDOs may be structured in a variety of ways, including as investment companies relying on Section 3(c)(7) of the 1940 Act. The Fund may invest in CDOs of any kind. The Fund is not aware of any published guidance from the SEC or its Staff that CDOs or CLOs should be treated as per se illiquid. The Fund determines whether to treat an investment as liquid or illiquid based on policies and procedures adopted by the Fund’s Board of Trustees, which do not require that investments in CDOs or private funds be treated as per se illiquid.

6.	Comment: The Fund’s principal investment strategies state that there are no limits on the duration of the Fund’s portfolio, and the Fund provides a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates by 1% if the Fund has an average duration of three years. Given that there are no limits on the duration of the Fund’s portfolio, please change the example so that it assumes an average duration of ten years instead of three years.

Response: The Fund will consider revising its disclosure in accordance with the Staff’s comment as part of its next annual update.

7.	Comment: Please clarify in the Fund’s disclosure whether CLOs are a type of CDO.

Response: The Fund’s disclosure currently refers to CLOs in several instances as a type of CDO (see, e.g., pages 7 and 10-11 of the PPM and page 18 of the Fund’s Statement of Additional Information (“SAI”): “Collateralized debt obligations (‘CDOs’) are a type of asset-backed security and include, among other things, collateralized bond obligations (‘CBOs’), collateralized loan obligations (‘CLOs’) and other similarly structured securities.”). The Fund believes this disclosure is adequately clear and, accordingly, the Fund respectfully declines to make any changes in response to this Comment.

8.	Comment: The Fund’s disclosure in the PPM currently discusses the concept of instruments with a negative duration. Please confirm this disclosure is appropriate for the Fund in light of its investment strategies.

Response: The Fund confirms that it may invest in investments with a negative duration and respectfully refers the Staff to the following disclosure which appears within the Fund’s description of its principal investment strategies:

Certain mortgage- or asset-backed securities in which the Fund may invest may represent an inverse interest-only class of security for which the holders are entitled to receive no payments of principal and are entitled only to receive interest at a rate that will vary inversely with a specified index or reference rate, or a multiple thereof.

9.	Comment: Please revise the “High Yield Risk” disclosure to make clear that high yield investments are typically referred to as “junk bonds.”

Response: The Fund refers the Staff to the following disclosure in its principal investment strategies:

Securities rated below investment grade, or unrated securities that are determined by the Adviser to be of comparable quality, are high yield, high risk bonds, commonly known as junk bonds. (Emphasis added.)

In addition, the Fund’s disclosure also states that high yield securities are commonly known as “junk bonds” in several other places in the PPM and SAI (see “Credit Risk” on page 12 of the PPM, “High Yield Securities (‘Junk Bonds’)” on page 9 of the SAI, “Credit Risk” on page 45 of the SAI, and “Lower Rated Securities” on pages 46-47 of the SAI). Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

10.	Comment: Please consider whether it continues to be appropriate to include “Limited Operating History Risk” for this Fund.

Response: The Fund believes that it continues to be appropriate to disclose “Limited Operating History Risk” given the Fund currently has less than two years of operating history.

11.	Comment: In “Valuation Risk,” please add the following disclosure: “When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Trustees.”

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund refers the Staff to the following substantially similar disclosure which appears on page 28 of the PPM under “Calculation of NAV”:

If market quotations are unavailable or deemed unreliable for a security or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades but before the Fund calculates its NAV, the Fund may, in accordance with procedures adopted by the Board of Trustees, attempt to assign a value to the security.

12.	Comment: The disclosure in “Temporary Defensive Strategies” on page 24 of the PPM states that “the Fund’s portfolio managers may judge that market conditions may make pursuing the Fund’s investment strategies inconsistent with the best interests of its shareholders.” Consider revising this disclosure so that it reflects the adviser’s duty to the Fund. In addition, please revise this disclosure to be more consistent with the Instruction 6 to Item 9(b) of Form N-1A (e.g., noting that temporary defensive strategies may be taken in response to adverse market, economic, political or other conditions).

Response: The Fund expects to make revisions consistent with the Staff’s comment when it completes its next annual update

13.	Comment: Consider the Fund’s principal investment strategy and principal risk disclosure in light of the Fund’s current asset allocation, including to privately-issued mortgage-backed securities.

Response:  The Fund refers the Staff to the following disclosure as part of its principal investment strategies:

The Fund will seek to achieve its investment objective by investing principally in a portfolio of residential and commercial mortgage-backed securities and other asset-backed securities.

The Fund has re-considered its principal investment strategy and principal risk disclosure in light of its current asset allocation and believes that its principal investment strategy and principal risk disclosure remains appropriate.

Statement of Additional Information

14.	Comment: Fundamental investment policy no. 4 in “Investment Restrictions—Fundamental Investment Policies” provides that bank loans and loan participations will be considered investments in the industry of the underlying borrower. Please revise investment policy no. 4 to provide that, when a bank loan or loan participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy.

Response: The Fund respectfully submits that it is appropriate and consistent with prior Staff guidance to look only to the corporate or other borrower in a loan participation, and not to the financial intermediary, for purposes of the Fund’s industry concentration policy (i.e., fundamental policy no. 4). The Fund recognizes that the Staff has in the past indicated that a fund should, when investing in a loan participation that does not shift to the fund the direct debtor-creditor relationship with the corporate or other borrower, consider both the corporate borrower and the financial intermediary as issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See SEC No-Action Letter, Putnam Diversified Premium Income Trust, 1989 SEC No-Act. LEXIS 834, at footnote 2 of the Staff’s response (the “Putnam No-Action Letter”). The Fund maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other financial intermediary. Accordingly, the Fund respectfully declines to make any changes to its disclosure in response to this Comment.

15.	Comment: Please revise the disclosure relating to fundamental investment policy no. 4 stating the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, to reflect that privately issued mortgage-backed and asset-backed securities are in fact part of separate industries.

Response: Please see the response to Comment 4.

16.	Comment: Disclosure on page 14 of the Fund’s SAI states that the Fund may use credit default swaps. Please add disclosure to the effect that, when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters, and other published Staff interpretative materials. In that regard, the Fund respectfully refers the Staff to the following disclosure on page three of the SAI: “The Fund or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by applicable law.” Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

17.	Comment: Please add disclosure to page 15 of the SAI defining an “excess return swap.”

Response: The Fund will consider revising its disclosure in accordance with the Staff’s comment as part of its next annual update.

18.	Comment: Page 37 of the SAI states that the Fund may invest in private investment vehicles. Please revise this disclosure to state that investments in such vehicles are subject to the Fund’s 15% cap on illiquid investments.

Response: Please see the response to Comment 5.

19.	Comment: The disclosure relating to agent/intermediary risk on page 43 of the SAI seems to be consistent with the Staff’s position that, in the context of loans and loan participations, the Fund should treat both the financial intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental industry concentration policy, and therefore such risk disclosure seems to be inconsistent with the Fund’s fundamental investment policy 4, as discussed in Comment 14. Please revise the disclosure as necessary to be consistent.

Response: Please see the response to Comment 14. The Fund does not consider disclosing the potential risks of being exposed to a service provider or financial intermediary as inconsistent with its position that such service provider or intermediary should not be treated as the issuer of a debt obligation for purposes of its policy on industry concentration when the issuer and principal obligor of the obligation is a separate, unaffiliated entity. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.